EXHIBIT 2
October 17, 2008
LL&E Royalty Trust
The Bank of New York Mellon Trust Company, N.A., Trustee
Global Corporate Trust
Attn: Mr. Mike Ulrich — Vice President
919 Congress Avenue
Austin, Texas 78701
Dear Mr. Ulrich:
Kleinheinz Capital Partners, Inc. (“KCP”), an investment firm based in Fort Worth, Texas, currently controls over 1.5 million units of LL&E Royalty Trust (“LL&E”). This makes KCP the largest unit holder of LL&E with over 8% of the units outstanding.
It is our understanding that you have engaged Stifel, Nicolaus and Co. for the purpose of selling the assets of LL&E, in connection with the termination of the trust. Based on our review of the “teaser” document, preliminary bids are due this month, a data room opens in November and final bids are due in December. We are currently evaluating whether we will be involved in this process.
However, given unprecedented market conditions, especially the “freezing up” of the credit markets, we feel this is not the appropriate time for you to be conducting a sales process of the LL&E assets. We are concerned that a robust auction will not take place and that the intrinsic value of the assets will not be realized.
As our fiduciary, we strongly encourage you to postpone the sales process until credit markets have stabilized. Based on our understanding of the trust document, you have three years from the date of termination to sell the assets. We would encourage you to consider postponing the sales process until at least the summer of 2009.
We respectfully ask that you consider this request by October 30, 2008.
Sincerely,
Matthew S. Daly
Portfolio Manager
301 Commerce Street, Suite 1900 . Fort Worth, Texas 76102 . Tel 817-348-8100 . Fax 817-348-8010